Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

7:21

LETTER FOR MAINTENANCE OF EXEMP

04010029

24 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 18

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of Sime Darby Berhad for the second quarter ended 31 December 2003 - released on 24 February 2004.
2. Public announcement on Sime Darby Berhad's dividend entitlement.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/sdb/suspension-request

dlw 2/24

Form Version 2.0

Financial Results

Reference No SD-040209-F4B5C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **31-12-2003**

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Financial Year End** : **30-06-2004**

* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

profit&loss acc_DecKLSE2003.c balance sheet_DecKLSE2003.(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2003 [dd/mm/yyyy] RM'000	31-12-2002 [dd/mm/yyyy] RM'000	31-12-2003 [dd/mm/yyyy] RM'000	31-12-2002 [dd/mm/yyyy] RM'000
1	Revenue	3,622,154	3,349,963	7,206,566	7,013,992
2	Profit/(loss) before tax	314,305	325,893	582,583	663,481
3	Profit/(loss) after tax and minority interest	194,295	206,360	446,786	420,475

FILE NO. 82-4968

4	Net profit/(loss) for the period	194,295	206,350	446,788	420,475
5	Basic earnings/(loss) per share (sen)	8.40	8.90	19.20	18.10
6	Dividend per share (sen)	5.00	5.00	5.00	5.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.5000		3.4100	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-12-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-12-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-12-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-12-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	294,788	306,550	653,690	636,474
2	Gross interest income	15,705	10,042	26,700	19,450
3	Gross interest expense	24,151	12,543	44,995	24,507

Note: The above information is for the Exchange internal use only.

FILE NO. 82-4968

QUARTERLY REPORT

On consolidated results for the second quarter ended 31st December 2003

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the second quarter ended 31st December 2003

	Note	Quarter ended 31st December 2003	Quarter ended 31st December 2002	% +/-	Half-year ended 31st December 2003	Half-year ended 31st December 2002	% +/-
		RM Million	RM Million		RM Million	RM Million	
Revenue	A8	3,622.2	3,350.0	+ 8	7,206.6	7,014.0	+ 3
Operating expenses		(3,336.6)	(3,076.9)	+ 8	(6,635.3)	(6,415.7)	+ 3
Other operating income		9.2	33.5		82.4	38.1	
Operating profit		294.8	306.6	- 4	653.7	636.4	+ 3
Share of results of jointly controlled entities		2.6	–		5.0	–	
Share of results of associated companies		15.1	7.0		25.9	7.8	
Profit before interest	A8	312.5	313.6	- 0	684.6	644.2	+ 6
Investment and interest income		26.0	24.8		43.0	43.8	
Finance costs		(24.2)	(12.5)		(45.0)	(24.5)	
Profit before taxation		314.3	325.9	- 4	682.6	663.5	+ 3
Taxation	B5	(90.2)	(81.1)		(172.4)	(168.4)	
Share of taxation of associated companies	B5	(2.9)	(2.1)		(4.2)	(2.7)	
Profit after taxation		221.2	242.7	- 9	506.0	492.4	+ 3
Minority interests		(26.9)	(36.3)		(59.2)	(71.9)	
Net profit for the period		194.3	206.4	- 6	446.8	420.5	+ 6
		Sen	Sen		Sen	Sen	
Earnings per share							
- Basic	B14	8.4	8.9	- 6	19.2	18.1	+ 6
- Diluted	B14	8.3	8.9	- 7	19.2	18.1	+ 6

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Balance Sheet

	Note	31st December 2003 RM Million	30th June 2003 RM Million
SHARE CAPITAL		1,163.7	1,163.1
RESERVES		7,022.6	6,806.1
SHAREHOLDERS' FUNDS		8,186.3	7,969.2
MINORITY INTERESTS		1,207.8	1,243.2
		9,394.1	9,212.4
NON-CURRENT LIABILITIES			
Loans and financing	B10	1,769.1	1,799.4
Deferred taxation liabilities		250.9	294.4
		2,020.0	2,093.8
		11,414.1	11,306.2
CURRENT ASSETS			
Inventories		3,017.0	3,112.4
Trade and other receivables		2,511.0	2,156.2
Short term investment		53.5	298.0
Cash held under Housing Development Accounts		205.5	137.4
Bank balances, deposits and cash		1,993.9	2,240.6
		7,780.9	7,944.6
CURRENT LIABILITIES			
Trade and other payables		2,670.6	2,783.1
Provisions		88.6	95.1
Short term borrowings	B10	622.9	385.9
Current taxation		152.1	168.3
		3,534.2	3,432.4
NET CURRENT ASSETS		4,246.7	4,512.2
NON-CURRENT ASSETS			
Trade and other receivables		413.2	373.9
Deferred taxation assets		330.6	320.1
Investments		1,075.2	653.2
Associated companies		631.1	496.0
Jointly controlled entities		10.0	3.9
Real property assets		268.1	234.3
Property, plant and equipment	A9	4,403.8	4,675.3
Intangible assets		35.4	37.3
		7,167.4	6,794.0
		11,414.1	11,306.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		350	341

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Statement of Changes In Equity for the half-year ended 31st December 2003

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2
Translation of opening reserves	–	–	–	–	147.7	–	147.7
Translation differences	–	–	–	–	(0.6)	–	(0.6)
Goodwill written off	–	–	–	–	–	(21.8)	(21.8)
Net gains not recognised in income statement	–	–	–	–	147.1	(21.8)	125.3
Net profit for the period	–	–	–	–	–	446.8	446.8
Final dividend for the year ended 30th June 2003	–	–	–	–	–	(361.1)	(361.1)
Issue of shares	0.6	5.5	–	–	–	–	6.1
At 31st December 2003	1,163.7	2,389.7	78.2	209.2	725.3	3,620.2	8,186.3
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	(33.7)	–	–	287.4	253.7
- as restated	1,163.0	2,383.8	79.0	224.1	419.3	3,172.9	7,442.1
Translation of opening reserves	–	–	–	–	39.5	–	39.5
Translation differences	–	–	–	–	1.4	–	1.4
Goodwill written off	–	–	–	–	–	(46.7)	(46.7)
Net gains not recognised in income statement	–	–	–	–	40.9	(46.7)	(5.8)
Net profit for the period	–	–	–	–	–	420.5	420.5
Final dividend for the year ended 30th June 2002	–	–	–	–	–	(312.6)	(312.6)
Issue of shares	0.1	0.4	–	–	–	–	0.5
At 31st December 2002	1,163.1	2,384.2	79.0	224.1	460.2	3,234.1	7,544.7

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the half-year ended 31st December 2003

	Half-year ended 31st December 2003		Half-year ended 31st December 2002	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		506.0		492.4
Adjustments for :				
Unusual items		(59.4)		(35.5)
Share of results of associated companies and jointly controlled entities		(30.9)		(7.8)
Depreciation and amortisation of intangible assets		170.4		167.2
Taxation		176.6		171.1
Surplus on disposal of property, plant and equipment		(31.3)		(19.8)
Others		1.3		–
		732.7		767.6
(Increase)/Decrease in working capital				
Inventories		41.1		162.8
Trade and other receivables		(581.9)		(206.3)
Cash held under Housing Development Accounts		(68.1)		(36.6)
Trade and other payables and provisions		108.0		(386.2)
Cash generated from operations		231.8		301.3
Taxation paid		(185.8)		(165.8)
Dividends from associated companies		15.1		8.6
Net cash inflow from operating activities		61.1		144.1
Investing activities				
Purchase of investments	(445.8)		(466.0)	
Purchase of associated and subsidiary companies	(195.6)		(102.6)	
Capital distribution to minority interests in subsidiary company	(38.8)		–	
Purchase of property, plant and equipment	(311.3)		(268.9)	
Proceeds from sale of investments	63.2		450.4	
Proceeds from sale of associated and subsidiary companies	429.6		–	
Proceeds from sale of property, plant and equipment	105.5		57.5	
Proceeds from sale of real property assets	–		0.8	
Net cash outflow from investing activities		(393.2)		(328.8)
Financing activities				
Proceeds from shares issued under Sime Darby Employees' Share Option Scheme	6.1		0.5	
Proceeds from term loan	0.3		431.5	
Short term borrowings raised/(repaid)	246.0		(17.1)	
Dividends paid to shareholders of Sime Darby Berhad	(361.1)		(312.6)	
Dividends paid to minority interests in subsidiary companies	(52.0)		(55.2)	
Net cash (outflow)/inflow from financing activities		(160.7)		47.1
Decrease in cash and cash equivalents		(492.8)		(137.6)
Cash and cash equivalents at beginning of the period		2,412.9		1,496.0
Foreign exchange differences		29.3		(0.7)
Cash and cash equivalents at end of the period		1,949.4		1,357.7

Unaudited Condensed Consolidated Cash Flow Statement for the half-year ended 31st December 2003 (cont'd)

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

	Half-year ended 31st December 2003 RM Million	**Half-year ended 31st December 2002** RM Million
Bank balances, deposits and cash	1,993.9	1,484.2
Bank overdrafts – secured	(4.8)	–
– unsecured	(39.7)	(126.5)
	1,949.4	1,357.7

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MASB STANDARD NO. 26

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of Malaysia Securities Exchange Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2003.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2003 except for the adoption of the following new MASB standards :

- MASB Standard No. 28 "Discontinuing Operations"
- MASB Standard No. 29 "Employee Benefits"

The adoption of MASB Standard No. 28 did not have any effect on the net profit or shareholders' funds of the Group as no event or transaction of the nature specified by the standard took place in the current or comparative periods.

The adoption of MASB Standard No. 29 has no material impact on the earnings and net tangible assets of the Group.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2003.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended 31st December		Half-year ended 31st December	
	2003	2002	2003	2002
Operating profit includes the following:				
Gain on disposal of investments	1.3	33.0	1.3	33.0
Gain/(Loss) on disposal of associated and subsidiary companies	–	(0.8)	70.3	(0.8)
Surplus on disposal of properties	7.9	0.5	10.8	5.1
Provision for reorganisation expenses and severance cost	(1.5)	(1.3)	(2.9)	(1.3)
Impairment losses on property, plant and equipment	–	–	(0.1)	–
Provision for claim	–	–	(20.0)	–
Others	–	(0.1)	–	(0.5)
	7.7	31.3	59.4	35.5

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the preceding quarter of the current financial year or in the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

During the half-year ended 31st December 2003, 1,036,000, 201,000 and 6,000 new ordinary shares of RM0.50 each were issued at prices of RM4.90, RM5.08 and RM5.09 respectively pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. As at 31st December 2003, options over 82,138,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividend

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 4.0 sen per share tax exempt for the financial year ended 30th June 2003 was paid on 12th December 2003.

A8. Segmental reporting

Primary reporting format – Business segments	**Half-year ended 31st December 2003**		**Half-year ended 31st December 2002**	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	757.5	228.5	669.3	138.9
Property	385.4	154.9	368.4	120.3
Heavy Equipment	1,577.6	100.7	1,445.7	123.6
Motor Vehicle	2,529.8	104.9	2,491.2	136.7
Energy	348.9	101.1	301.8	87.6
General Trading, Services and Others	1,607.4	(5.5)	1,737.6	57.1
	7,206.6	684.6	7,014.0	644.2
Investment and interest income		43.0		43.8
Finance costs		(45.0)		(24.5)
		682.6		663.5

Continental Sime Tyres Sdn. Bhd. ('CST'), (formerly known as SDC Tyre Sdn. Bhd.), the holding company for the tyre manufacturing operations, became an associated company on 1st October 2003 following the subscription by Continental AG for a 30% interest in CST and the acquisition of an additional 21% interest in CST from Sime Darby Berhad. For the purpose of segmental reporting presentation, the results of the tyre manufacturing division for this quarter are included in General Trading, Services and Others. Comparative figures have been restated to reflect the change in the segmental reporting presentation.

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2003.

Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements is as follows:

	As at 31st December 2003	As at 30th June 2003
Contracted	99.2	119.1
Not contracted	123.7	207.3

A11. Significant post balance sheet event

On 2nd January 2004, Sime UEP Properties Berhad ('SUEP'), a subsidiary of Sime Darby Berhad, filed a formal objection with the Inland Revenue Board ('IRB') against a Notice of Additional Assessment in respect of the Year of Assessment 1997, for RM17.6 million in additional income tax, issued by IRB on 3rd December 2003 to Sime UEP Heights Sdn. Bhd., a wholly-owned subsidiary of SUEP. The objection was followed on 12th January 2004 by an application for judicial review. The additional income tax was assessed in respect of the gains realised in that year of assessment on compulsory acquisition of real property by authorities. The Group is of the opinion that those gains were subject to real property gains tax instead and had made the necessary claims required which the IRB (then known as Inland Revenue Department) had agreed to at the time.

Other than the above, there was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 17th February 2004.

A12. Changes in the composition of the Group

On 15th July 2003, Auto Bavaria Sdn. Bhd., a wholly owned subsidiary of Tractors Malaysia Holdings Berhad, and BMW Holdings BV, a wholly owned subsidiary of Bayerische Motoren Werke AG entered into a joint-venture agreement to set up a joint-venture company in Malaysia, BMW Malaysia Sdn. Bhd. BMW Holdings BV holds 51% equity in the joint-venture company while Auto Bavaria Sdn. Bhd. holds 49%. Notwithstanding that the group has a 49% equity interest, the investment in BMW Malaysia Sdn. Bhd. has been accounted for as an investment as the group is entitled to receive an aggregate guaranteed dividend for the first five years. The dividend will be accounted for as and when receivable.

On 18th July 2003, Sime Darby Hong Kong Limited acquired 33% of the equity of China Water Company Limited ('CWC'), a company incorporated in the Cayman Islands. CWC is principally involved in the investment and development of medium-size water and wastewater infrastructure projects in China.

On 30th July 2003, Ford Malaysia Sdn. Bhd. disposed of its entire 80% equity interest held in Master Body Collision Repair Sdn. Bhd. for a total cash consideration of RM550,000.

On 4th August 2003, Sime Darby Insurance Pte Ltd was incorporated in Labuan as a wholly owned subsidiary of SD Holdings Berhad. It is principally engaged in the business of an offshore captive insurer in and from Labuan.

On 12th August 2003, DMIB Berhad ('DMIB') cancelled its entire issued share capital and, from part of the capital reserve arising therefrom, issued 141,600,000 new shares to SDC Tyre Sdn. Bhd. ('SDC Tyre') on 15th August 2003, thereby becoming a wholly-owned subsidiary of SDC Tyre.

On 28th August 2003, Sime Engineering Services Berhad ('SES') in which Sime Darby Berhad holds 70.03% equity was listed on Malaysia Securities Exchange Berhad. SES is an investment holding company and its subsidiary companies are principally involved in the provision of fabrication and engineering services for the oil and gas and power industries, trading and systems integration of engineering products and services, manufacturing of light engineering and industrial products and provision of physical and electronic security products and services.

Amounts in RM million unless otherwise stated

A12. Changes in the composition of the Group (cont'd)

On 5th September 2003, Servitel Development Sdn. Bhd. disposed of its entire 22% equity interest held in IOI Oleochemical Industries Berhad (formerly known as Palmco Holdings Berhad).

On 30th September 2003, Tractors Malaysia (1982) Sdn. Bhd. ('TM(1982)') acquired the remaining 35% equity of Tractors Petroleum Services Sdn. Bhd. ('TPS'), resulting in TPS becoming a wholly-owned subsidiary of TM (1982).

On 1st October 2003, Continental AG subscribed for a 30% interest in SDC Tyre Sdn. Bhd. ('SDC Tyre') and acquired an additional 21% interest in SDC Tyre from Sime Darby Berhad, resulting in Sime Darby Berhad and Continental AG now holding 49% and 51% equity interest in SDC Tyre respectively. The name of SDC Tyre was changed to Continental Sime Tyre Sdn. Bhd. with effect from 6th November 2003.

On 16th October 2003, Sime Darby Mitsu (Thailand) Limited ('SDMT') was incorporated in Thailand as a 99.3% subsidiary of Sime Darby (Thailand) Limited. SDMT is principally engaged in the retail, sale and service of Mitsubishi motor vehicles.

On 4th November 2003, Sime Darby Eastern Limited acquired 2 shares, representing 100% equity interest in Sime Power Pte. Ltd.

On 6th November 2003, Sime Energy Holdings Pte. Ltd. ('SEHPL'), a wholly owned subsidiary of Sime Darby Berhad, acquired a 50% equity interest in Island Power Holdings Pte. Ltd. ('IPH'), a company incorporated in Singapore. SEHPL subsequently transferred its interest in IPH to Sime Power Pte. Ltd. IPH is developing a 715 MW combined cycle gas turbine power plant located in Jurong Island, Singapore.

On 3rd December 2003, Sime Darby Motor Group (HK) Limited acquired 2 shares, representing 100% equity interest of AutoFrance Hong Kong Limited ('AutoFrance'). AutoFrance is principally engaged in the distribution and dealership of Peugeot motor vehicles.

On 8th December 2003, Sime Darby Motor Group (NZ) Limited was incorporated in New Zealand as a wholly-owned subsidiary of Sime Singapore Limited. On 12th December 2003, Sime Darby Motor Group (NZ) Limited acquired the entire equity interest in North Shore Motor Holdings Limited, which operates a retail dealership for new and used BMW motor vehicles and parts in Auckland, New Zealand.

A13. Contingent liabilities – unsecured

	As at 17th February 2004	**As at 30th June 2003**
Trade and performance guarantees	1,676.2	1,632.4
Claims pending against subsidiaries	20.4	19.9
	1,696.6	1,652.3

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

B. ADDITIONAL INFORMATION REQUIRED UNDER MALAYSIA SECURITIES EXCHANGE BERHAD'S LISTING REQUIREMENTS

B1. Review of results for the quarter and half-year ended 31st December 2003

	Quarter ended 31st December		**Half-year ended 31st December**	
	2003	**2002**	**2003**	**2002**
Plantations	69.2	71.5	151.2	134.7
Property	79.0	62.7	154.9	119.5
Heavy Equipment	52.5	59.4	98.2	123.6
Motor Vehicle	57.3	64.3	105.2	136.7
Energy	48.0	30.4	101.1	67.6
General Trading, Services and Others	(1.2)	(6.0)	14.6	26.6
	304.8	282.3	625.2	608.7
Unusual items (Note A4)	7.7	31.3	59.4	35.5
Profit before interest	312.5	313.6	684.6	644.2

The Plantations Division continued to benefit from higher palm products prices with crude palm oil prices remaining strong at an average of RM1,621 (31st December 2002 – RM1,453) per tonne for the current quarter and RM1,532 (31st December 2002 – RM1,408) per tonne for the half-year. Decline in profit for the quarter was due to the lower crop production and reduced contribution from the edible oil business. The results of the previous corresponding quarter also included a share of profit of IOI Oleochemical Industries Berhad of RM4.4 million. The entire 22% equity interest held in the associated company was sold on 5th September 2003.

Landed residential properties developed by the Property Division at good locations continued to be in demand. The results for the half-year also included the surplus on disposal of properties previously held as property, plant and equipment of RM25 million.

In the Heavy Equipment Division, Hastings Deering reported lower sales and profit for the half-year as compared to the previous corresponding period. Although the Malaysian operations benefited from increased deliveries to the infrastructure construction sector this was partly negated by the weaker performance of the China and Hong Kong operations.

The profitability of the Motor Vehicle Division in the half-year continued to be adversely affected by the unfavourable currency exchange rates particularly the Euro. Margins were trimmed in order to maintain market share. Lower profits were reported in most territories particularly in Hong Kong and Malaysia.

The Energy Division posted higher profit for the half-year due to milestone billings to certain major projects undertaken by the Division. The results for the half-year also included a RM20 million contribution from Laem Chabang Power Co. Ltd., a wholly owned subsidiary company acquired on 30th December 2002.

Rising natural rubber and other raw material costs severely affected the tyre manufacturing operations and this led to a lower share of profits incorporated in the General Trading, Services and Others segment for the half-year.

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st December 2003		Preceding quarter ended 30th September 2003	
		%		%
Plantations	69.2	22.7	82.0	25.6
Property	79.0	25.9	75.9	23.7
Heavy Equipment	52.5	17.2	45.7	14.3
Motor Vehicle	57.3	18.8	47.9	15.0
Energy	48.0	15.7	53.1	16.5
General Trading, Services and Others	(1.2)	(0.3)	15.8	4.9
	304.8	100.0	320.4	100.0
Unusual items (Note A4)	7.7		51.7	
Profit before interest	312.5		372.1	

The Group recorded marginally lower profits for the quarter ended 31st December 2003 as compared to the preceding quarter. Higher profits were reported by the Property, Heavy Equipment and Motor Vehicle Divisions but these were insufficient to cover the lower contribution of the other Divisions.

The traditionally lower crop production coupled with declining contribution from the edible oil business for the quarter resulted in the Plantations Division reporting lower profits despite better palm product prices. Average selling prices of crude palm oil and palm kernel for the quarter were RM1,621 per tonne (30th September 2003 – RM1,448 per tonne) and RM736 per tonne (30th September 2003 – RM657 per tonne) respectively. The preceding quarter also included a share of profit from IOI Oleochemical Industries Berhad of RM8.0 million.

Landed residential property launches in the Putra Heights and Ara Damansara townships developed by the Property Division continued to enjoy good responses from potential purchasers.

Hastings Deering benefited from the recovering coal mining sector and recorded improved profits over the preceding quarter for the Heavy Equipment Division.

The current quarter results for the Motor Vehicle Division were an improvement over the preceding quarter with China and Singapore achieving better profits. Much of the success came from aggressive marketing of the luxury marques. Profits from Malaysia however fell as the market slowed whilst awaiting the announcement of the new duty structure for motor vehicles.

The Energy Division's profit for this quarter would have been comparable to the preceding quarter if not for the exchange gain of RM6 million in the previous quarter arising from the re-translation of Laem Chabang's US Dollar denominated term loan.

The material factors that affect the profitability of the General Trading, Services and Others segment are set out in Note B1.

B3. Current year prospects

Barring unforeseen circumstances, the Board is optimistic that the overall results of the Group will remain satisfactory given the measures taken to strengthen the Group's businesses and the strong palm products prices. However, any further weakening of the US Dollar may adversely affect the results of the Heavy Equipment and Motor Vehicle Divisions.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 31st December		Half-year ended 31st December	
	2003	**2002**	**2003**	**2002**
In respect of the current period :				
- Income tax	84.8	80.2	166.9	164.8
- Deferred tax	5.3	0.4	6.0	3.1
	90.1	80.6	172.9	167.9
In respect of prior years :				
- Income tax	0.1	0.5	(0.5)	0.5
	90.2	81.1	172.4	168.4
Share of taxation of associated companies	2.9	2.1	4.2	2.7
	93.1	83.2	176.6	171.1

The effective tax rate for the current quarter of 29.6% was higher than the statutory tax rates of 28% due mainly to non allowable expenses whilst the effective tax rate for the half-year ended 31st December 2003 of 25.9% was lower mainly due to the effect of non taxable gain on disposal of an associated company.

B6. Profit/(losses) on sale of unquoted investments and properties

Profits on sale of unquoted investments and disposal of properties during the quarter and half-year ended 31st December 2003 are set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 31st December 2003	Half-year ended 31st December 2003
- Total purchases	0.1	433.4
- Total disposals	–	270.0
- Total (loss)/gain on disposal	–	–

Balances:	As at 31st December 2003
- Cost	991.0
- Carrying value	977.6
- Market value	1,014.2

The market value at 31st December 2003 of these investments approximated the fair value.

B8. Status of corporate proposals

There are no corporate proposals previously announced but not completed as at the date of this announcement.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 31st December 2003
Amounts in RM million unless otherwise stated

B9. Status of utilisation of proceeds raised from any corporate proposal

As at 17th February 2004, the proceeds of the RM500 million Al Murabahah Medium Term Notes had been utilised to fund capital expenditure and investments of the Group.

B10. Group borrowings

	As at 31st December 2003
Loans and financing - Non-current	
Term loans (secured)	24.8
Term loans (unsecured)	1,244.3
Al Murabahah Medium Term Notes (unsecured)	500.0
	1,769.1
Short term borrowings - Current	
Bank overdrafts	
- secured	4.8
- unsecured	39.7
Portion of term loans due within one year	
- unsecured	37.6
Unsecured other short term borrowings	540.8
	622.9

The Group borrowings analysed by currency are as follows:

	Loans and financing	**Short term borrowings**
Ringgit Malaysia	567.9	442.9
Australian dollar	226.4	1.4
Hong Kong dollar	-	5.4
Singapore dollar	-	73.6
Thai baht	71.4	21.4
Chinese renminbi	-	41.2
New Zealand dollar	24.8	5.3
Pound sterling	–	22.5
US dollar	878.6	9.2
	1,769.1	622.9

The secured bank overdrafts and term loans are secured by a charge on the property, plant and equipment of a subsidiary company with net book value of RM40.1 million at the balance sheet date.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 31st December 2003 were 3.7% and 3.6% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Note Programme were issued at par with a profit rate of 4.38% per annum.

Amounts in RM million unless otherwise stated

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 17th February 2004, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM441.5 million and RM252.8 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 18 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and Australian dollars were as follows:

Later than 1 year and not later than 5 years	RM256.4 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties.

B12. Material litigation

Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ('Sime Darby') for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and will be the subject matter of further hearings.

Sime Darby filed notices of appeal against the decision of the High Court on 24th April 2003.

B13. Dividend

An interim gross dividend of 5.0 sen per share less Malaysian tax at 28% has been declared and will be paid on 21st May 2004. The interim gross dividend declared for the previous corresponding period was 5.0 sen per share less Malaysian tax at 28%. The entitlement date for the dividend payment is 23rd April 2004.

A depositor shall qualify for entitlement to the dividend only in respect of :

(i) shares transferred into the depositor's securities account before 4.00 p.m. on 23rd April 2004 in respect of transfers;

(ii) shares deposited into the depositor's securities account before 12.30 p.m. on 21st April 2004 in respect of shares which are exempted from mandatory deposit; and

(iii) shares bought on Malaysia Securities Exchange Berhad on a cum entitlement basis according to the Rules of Malaysia Securities Exchange Berhad.

B14. Earnings per share

	Quarter ended 31st December		Half-year ended 31st December	
	2003	**2002**	**2003**	**2002**
Basic earnings per share				
Net profit for the quarter (RM million)	194.3	206.4	446.8	420.5
Weighted average number of ordinary shares in issue (million)	2,326.9	2,326.1	2,326.5	2,326.1
Basic earnings per share (sen)	8.4	8.9	19.2	18.1
Diluted earnings per share				
Net profit for the quarter (RM million)	194.3	206.4	446.8	420.5
Weighted average number of ordinary shares in issue (million)	2,326.9	2,326.1	2,326.5	2,326.1
Adjustment for share options (million)	7.4	0.7	5.1	1.7
Weighted average number of ordinary shares for diluted earnings per share (million)	2,334.3	2,326.8	2,331.6	2,327.8
Diluted earnings per share (sen)	8.3	8.9	19.2	18.1

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
24th February 2004

FILE NO. 82-4968

Form Version 2.0

Entitlements (Notice of Book Closure)
Submitted by S DARBY on 24-02-2004 11:37:19 AM
Reference No SD-040218-57813

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

*	Entitlement date	:**23-04-2004**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Interim Dividend**
*	Entitlement description	

Interim gross dividend of 5.0 sen per share, less Malaysian tax at 28%

	Period of interest payment	: to
	Financial Year End	:**30-06-2004**
	Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

PFA Registration Services Sdn Bhd (19234-W)
Level 13, Uptown 1,
No. 1, Jalan SS21/58,
Damansara Uptown,
47400 Petaling Jaya,
Selangor Darul Ehsan,
Tel : 603-77254888

	Payment date	:**21-05-2004**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**23-04-2004**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**21-04-2004**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.05**
	Remarks	

Interim Dividend